ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 19, 2025

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided on February 10, 2025, in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 27, 2024 (the “PEA”). Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act (the “Future Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff requested that the following disclosure in the Principal Investment Strategies for Calamos Global Equity Fund be revised to clarify that the fund’s investments outside the United States will be in multiple countries.

Under normal market conditions, the Fund will invest at least 40% of its net assets in securities of foreign issuers, unless market conditions are not deemed favorable by the Adviser, in which case the Fund will invest at least 30% of its net assets in securities of foreign issuers.

Response. The Registrant will revise the referenced disclosure as marked below in the Future Amendment.

Under normal market conditions, the Fund will invest at least 40% of its net assets in securities of foreign issuers located in multiple countries, unless market conditions are not deemed favorable by the Adviser, in which case the Fund will invest at least 30% of its net assets in securities of such foreign issuers.

2.	Comment. The Staff requested that the following disclosure in the Principal Investment Strategies for Calamos Global Opportunities Fund be revised to clarify that the fund’s investments outside the United States will be in multiple countries.

The Fund anticipates that under normal circumstances its investment adviser’s investment process will result in the Fund investing in an internationally-diversified manner, with at least 40% of its assets in securities of foreign issuers, unless market conditions are not deemed favorable by the Adviser, in which case the Fund will invest at least 30% of its net assets in securities of foreign issuers.

Response. The Registrant will revise the referenced disclosure as marked below in the Future Amendment.

The Fund anticipates that under normal circumstances its investment adviser’s investment process will result in the Fund investing in an internationally-diversified manner, with at least 40% of its assets in securities of foreign issuers located in multiple countries, unless market conditions are not deemed favorable by the Adviser, in which case the Fund will invest at least 30% of its net assets in securities of such foreign issuers.

3.	Comment. In light of the change to the 80% investment policy for Calamos Short-Term Bond Fund which now references “duration” instead of “maturity,” the Staff requests that the Registrant include disclosure that defines duration and provide a brief example.

Response. The Registrant has added the following disclosure to the Principal Investment Strategies for Calamos Short-Term Bond Fund.

Duration is a measure of the price sensitivity of a debt security to a change in interest rates. For example, the price of a bond with an average duration of three years would be expected to fall approximately three percent if market interest rates rose by one percent. Conversely, the price of a bond with an average duration of three years would be expected to rise approximately three percent if market interest rates dropped by one percent.

4.	Comment. The Staff requested that the 80% policy for Calamos Short-Term Bond Fund to be implemented in connection with the amendments to Rule 35d-1 (the “Names Rule”) be revised to clarify the reference to “debt securities or instruments.”

Response. The Registrant notes that the referenced disclosure will not be included in the Future Amendment. It is expected that the registration statement will be supplemented and/or amended for any Names Rule related changes closer to the compliance date of the amendments. At such time the Registrant will consider further changes to its disclosure in response to the Staff’s comment.

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We hope that the foregoing responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

Erik D. Ojala, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

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